UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a press release of DryShips Inc. dated March 6, 2013: DryShips Inc. Reports Financial and Operating Results for the Fourth Quarter 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: March 7, 2013	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FOURTH QUARTER 2012

March 6, 2013, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or DryShips or the Company, an international provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., or Ocean Rig, of offshore deepwater drilling services, today announced its unaudited financial and operating results for the fourth quarter ended December 31, 2012.

Fourth Quarter 2012 Financial Highlights

➢

For the fourth quarter of 2012, the Company reported a net loss of $129.8 million, or $0.34 basic and diluted loss per share.

Included in the fourth quarter 2012 results are:

-

Costs associated with the 10-year class survey for the Eirik Raude of $43.9 million, or $0.12 per share;

-

Loss on the sale of the newbuilding tankers Esperona and Blanca, of $41.3 million, or $0.11 per share.

Excluding the above items, the Company’s net results would have amounted to a net loss of $59.9 million, or $0.15 per share. (1)

➢

The Company reported Adjusted EBITDA of $109.5 million for the fourth quarter of 2012, as compared to $169.0 million for the fourth quarter of 2011. (2)

Year Ended December 31, 2012 Financial Highlights

➢

For the year ended 2012, the Company reported a net loss of $246.8 million, or $0.65 basic and diluted loss per share.

Included in the year ended 2012 results are:

-

Costs associated with the 10-year class survey for the Eirik Raude of $65.5 million, or $0.17 per share;

-

Loss on the sale of the newbuilding tankers Esperona and Blanca, of $41.3 million, or $0.11 per share.

Excluding the above items, the Company’s net results would have amounted to a net loss of $162.8 million, or $0.43 per share. (1)

➢

The Company reported Adjusted EBITDA of $500.5 million for the year ended 2012, as compared to $600.9 million for the year ended 2011.(2)

__________________________________

(1)  The net result is adjusted for the minority interests of 35% of Ocean Rig not owned by Dryships Inc. common stockholders as of December 31, 2012.

(2) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

Recent Events

-

On March 3, 2013, our customer European Hydrocarbons Limited, or European Hydrocarbons, unilaterally cancelled our drilling contract in West Africa for the Eirik Raude. Under the terms of the contract, European Hydrocarbons will have to reimburse the Company with an early termination payment of approximately $13 million plus accrued work performed to date.

-

On February 28, 2013, Ocean Rig signed definitive documentation for a $1.35 billion syndicated secured term loan facility to partially finance the construction costs of the newbuilding drillships Ocean Rig Mylos, the Ocean Rig Skyros and the Ocean Rig Athena, scheduled for delivery in July 2013, October 2013 and November 2013, respectively. The facility has a five-year term and a repayment profile of approximately 11 years and bears interest at LIBOR plus a margin.

-

On February 14, 2013, Ocean Rig received a Letter of Award (LOA) from a major oil company for a three-year drilling contract offshore West Africa with an estimated backlog of approximately $680 million, including mobilization for the Ocean Rig Apollo, our newbuilding drillship scheduled for delivery in January 2015. The contract is scheduled to commence in the first quarter of 2015. The customer has the option to extend the contract for four periods of six months each, with the first option exercisable not less than one year before the estimated completion date. The Company has the option to elect the Ocean Rig Apollo or similar vessel, to drill under this contract. The contract is subject to definitive documentation and customary approvals.

-

On February 14, 2013, the Company completed a public offering of an aggregate of 7,500,000 common shares of Ocean Rig owned by DryShips. The Company received approximately $123.2 million of net proceeds from the public offering.

-

On February 1, 2013, Ocean Rig entered into a firm four-well program plus options, with Lukoil Overseas Sierra-Leone B.V., or Lukoil, for the Eirik Raude for drilling offshore West Africa. The contract has estimated duration of about 12 months and an estimated backlog of approximately $217 million, including mobilization and demobilization fees. This contract is scheduled to commence in the second half of 2013, following the completion of the drilling contract with ExxonMobil discussed below

-

On January 14, 2013, the Company sold, via novation, two of its tankers under construction at Samsung Heavy Industries Co. Ltd. Or Samsung, Esperona and Blanca, to a third party. Under the terms of the novation agreements the buyer assumed all rights, benefits and obligations under the shipbuilding contracts, in exchange for a cash consideration of $21.4 million paid by the Company to the buyer.

-

On January 9, 2013, Ocean Rig entered into a drilling contract with ExxonMobil Exploration and Production Ireland (Offshore) Limited, or ExxonMobil, for a one-well program for the Eirik Raude for drilling offshore Ireland. The contract has an estimated duration of up to six months and an estimated backlog of approximately $112 million, including mobilization and demobilization fees. The contract commenced on March 3, 2013, in direct continuation of the cancelled contract with European Hydrocarbons.

-

In December 2012, the Company reached an agreement with the lender under its $90.0 million Senior Secured Credit Facility dated October 5, 2007, as amended, and its $130.0 million Senior Secured Credit Facility dated March 13, 2008, as amended. Under the terms of these agreements, the lender has agreed to waive the Company’s breaches of the value maintenance covenants until December 31, 2013 as well as to defer certain installments to maturity. In exchange, the Company has agreed to increase the pricing under the facility as well as provide a full cash sweep up to a certain point in time. In addition, the Company has agreed to provide a pledge over a portion of the Ocean Rig shares owned by DryShips which pledge will be automatically released on December 31, 2013. We estimate that the number of shares subject to this pledge will be approximately 7,600,000. These agreements are subject to definitive documentation which is expected to be completed by the end of the first quarter of 2013.

-

In December 2012, we reached an agreement with a far eastern shipyard for a $12.5 million sellers credit to the Company. This credit is repayable to the yard in one bullet repayment two years after date of drawdown and it bears interest at LIBOR plus 300 basis points per annum. The Company has agreed to provide a pledge of 1,602,500 shares in Ocean Rig that it owns, which pledge will be automatically released upon repayment of credit. This agreement is subject to definitive documentation, which is expected to be completed by the end of the first quarter of 2013.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

"We continue to be bearish about the short-term performance of the shipping markets. Both tanker and drybulk spot charter rates continue to hover around historic lows. Unfortunately this comes at a time when most of our lucrative legacy charters expire.

“As we have mentioned in previous quarters, low-cost financing for traditional shipping assets is generally less available than before and therefore the optimization of our newbuilding programs is our top priority right now. We sold our only two unfinanced tankers and eliminated approximately $100 million in CAPEX. With respect to our Drybulk newbuilding program in China, we are still in discussions with the shipyards in this respect to reduce and prolong our CAPEX program. This process was never going to be easy but we still believe a deal with a shipyard could be struck. Alternatively, we are seeing interest for our vessels in the S&P market.

“Our shareholding in Ocean Rig has been our backstop. We recently sold down a portion of our holdings for approximately $120 million. This action was not a preferred option (especially at today’s pricing levels) but it was necessary. In addition, we have pledged some of our Ocean Rig shares to our banks to remedy covenant breaches. We continue to be bullish about the prospects for Ocean Rig. The backlog currently stands at $5.1 billion over three years and provides Ocean Rig with substantial cash flow visibility and growth. Given strong industry fundamentals, we expect to further increase our already substantial backlog by entering into long-term contracts for remaining units.”

Financial Review: 2012 Fourth Quarter

The Company recorded a net loss of $129.8 million, or $0.34 basic and diluted loss per share, for the three-month period ended December 31, 2012, as compared to a net loss of $6.2 million, or $0.02 basic and diluted earnings per share, for the three-month period ended December 31, 2011. Adjusted EBITDA was $109.5 million for the fourth quarter of 2012, as compared to $169.0 million for the same period in 2011.(3)

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $34.9 million for the three-month period ended December 31, 2012, as compared to $81.6 million for the three-month period ended December 31, 2011. For the offshore drilling segment, revenues from drilling contracts decreased by $7.9 million to $229.8 million for the three-month period ended December 31, 2012, as compared to $237.7 million for the same period in 2011. For the tanker segment, net voyage revenues amounted to $6.5 million for the three-month period ended December 31, 2012, as compared to $3.6 million for the same period in 2011.

Total vessels’, drilling rigs’ and drillships’ operating expenses and total depreciation and amortization increased to $194.4 million and $84.8 million, respectively, for the three-month period ended December 31, 2012, from $119.6 million and $82.3 million, respectively, for the three-month period ended December 31, 2011. Total general and administrative expenses increased to $39.5 million in the fourth quarter of 2012 from $36.7 million during the comparative period in 2011.

Interest and finance costs, net of interest income, amounted to $53.5 million for the three-month period ended December 31, 2012, compared to $48.2 million for the three-month period ended December 31, 2011.

________________________

(3) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for a reconciliation to net income.

Fleet List

The table below describes our fleet profile as of March 4, 2013:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Fakarava	2012	206,000	Capesize	$25,000	Sept-15	Sept-20
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$26,000	Aug-14	Apr-18
Cohiba	2006	174,234	Capesize	$26,250	Oct-14	Jun-19
Montecristo	2005	180,263	Capesize	$23,500	May-14	Feb-19
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	$10,000	Jun-13	Aug-13
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	$10,000	Nov-13	Mar-14

Panamax:
Raraka	2012	76,037	Panamax	$7,500	Jan-15	Mar-15
Woolloomooloo	2012	76,064	Panamax	$7,500	Dec-14	Feb-15
Amalfi	2009	75,206	Panamax	$39,750	Jul- 13	Sep- 13
Rapallo	2009	75,123	Panamax	Spot	N/A	N/A
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	Spot	N/A	N/A
Saldanha	2004	75,707	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	Spot	N/A	N/A
Bargara	2002	74,832	Panamax	Spot	N/A	N/A
Oregon	2002	74,204	Panamax	$9,650	Sept-13	Nov-13
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	$9,250	Sept-13	Nov-13
Topeka	2000	74,716	Panamax	Spot	N/A	N/A
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	N/A	N/A

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A
	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Newbuildings
Capesize:
Newbuilding VLOC #5	2014	206,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #2	2013	206,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #3	2013	206,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #4	2013	206,000	Capesize	Spot	N/A	N/A
Newbuilding Capesize 1	2013	176,000	Capesize	Spot	N/A	N/A
Newbuilding Capesize 2	2013	176,000	Capesize	Spot	N/A	N/A
Panamax:
Newbuilding Ice –class Panamax 1	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 2	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 3	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 4	2014	75,900	Panamax	Spot	N/A	N/A
Tanker fleet
Suezmax:
Bordeira	2013	158,300	Suezmax	Spot	N/A	N/A
Petalidi	2012	158,300	Suezmax	Spot	N/A	N/A
Lipari	2012	158,300	Suezmax	Spot	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Spot	N/A	N/A
Aframax:
Alicante	2013	115,200	Aframax	Spot	N/A	N/A
Mareta	2013	115,200	Aframax	Spot	N/A	N/A
Calida	2012	115,200	Aframax	Spot	N/A	N/A
Saga	2011	115,200	Aframax	Spot	N/A	N/A
Daytona	2011	115,200	Aframax	Spot	N/A	N/A
Belmar	2011	115,200	Aframax	Spot	N/A	N/A

Drilling Rigs/Drillships:

Unit	Year built	Redelivery	Operating area	Backlog ($m)
Leiv Eiriksson	2001	Q1 - 16	Norway	$627
Eirik Raude	2002	Q3 - 13	Ireland	$112
Eirik Raude	2002	Q4 - 14	Sierra Leone, Ghana, Ivory Coast	$217
Ocean Rig Corcovado	2011	Q2 - 15	Brazil	$357
Ocean Rig Olympia	2011	Q3 - 15	Ivory Coast, Gabon, Angola	$517
Ocean Rig Poseidon	2011	Q1 - 13	Africa	$22
Ocean Rig Poseidon	2011	Q2 - 16	Angola	$781
Ocean Rig Mykonos	2011	Q1 - 15	Brazil	$330
Newbuildings
Ocean Rig Mylos	2013	Q3 - 16	Brazil	$680
Ocean Rig Skyros	2013	N/A	N/A	N/A
Ocean Rig Athena	2013	Q1 - 17	Angola	$750
Ocean Rig Apollo	2015	Q1 - 18	West Africa	$680 (1)
Total				$5,073

(1)

LOA is subject to definitive documentation.

Drybulk Carrier and Tanker Segment Summary Operating Data (unaudited)

 (Dollars in thousands, except average daily results)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2011	2012	2011	2012
Average number of vessels(1)	36.1	36	35.8	35.7
Total voyage days for vessels(2)	3,226	3,312	12,831	13,027
Total calendar days for vessels(3)	3,325	3,312	13,068	13,056
Fleet utilization(4)	97.0%	100.0%	98.2%	99.8%
Time charter equivalent(5)	$25,306	$10,547	$26,912	$15,896
Vessel operating expenses (daily)(6)	$7,007	$5,124	$6,271	$5,334

Tanker	Three Months Ended December 31,		Year Ended December 31,
	2011	2012	2011	2012
Average number of vessels(1)	3.9	7.0	2.6	6.3
Total voyage days for vessels(2)	362	644	963	2,293
Total calendar days for vessels(3)	362	644	963	2,293
Fleet utilization(4)	100.0%	100.0%	100.0%	100.0%
Time charter equivalent(5)	$10,077	$10,062	$12,592	$13,584
Vessel operating expenses (daily)(6)	$8,895	$6,781	$9,701	$7,195

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended December 31,		Year Ended December 31,
	2011	2012	2011	2012
Voyage revenues	$86,621	$40,754	$365,361	$227,141
Voyage expenses	(4,985)	(5,821)	(20,047)	(20,064)
Time charter equivalent revenues	$81,636	$34,933	$345,314	$207,077
Total voyage days for fleet	3,226	3,312	12,831	13,027
Time charter equivalent (TCE) rate	$25,306	$10,547	$26,912	$15,896

Tanker	Three Months Ended December 31,		Year Ended December 31,
	2011	2012	2011	2012
Voyage revenues	$3,903	$12,361	$$12,652	$41,095
Voyage expenses	(255)	(5,881)	(526)	(9,948)
Time charter equivalent revenues	$3,648	$6,480	$$12,126	$31,147
Total voyage days for fleet	362	644	963	2,293
Time charter equivalent (TCE) rate	$10,077	$10,062	$12,592	$13,584

Dryships Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2011	2012	2011	2012

REVENUES:
Voyage revenues	$90,524	$53,115	$378,013	$268,236
Revenues from drilling contracts	237,658	229,751	699,649	941,903
	328,182	282,866	1,077,662	1,210,139

EXPENSES:
Voyage expenses	5,240	11,702	20,573	30,012
Vessel operating expenses	26,517	21,337	91,289	86,139
Drilling rigs operating expenses	93,056	173,092	281,833	563,583
Depreciation and amortization	82,280	84,843	274,281	335,458
Vessel impairments and other, net	27,142	41,517	116,779	42,518
General and administrative expenses	36,660	39,460	123,247	145,935
Legal settlements and other	-	(5,912)	-	(9,360)

Operating income/(loss)	57,287	(83,173)	169,660	15,854

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(48,181)	(53,456)	(129,598)	(205,925)
Gain/(loss) on interest rate swaps	2,298	(4,582)	(68,943)	(54,073)
Other, net	1,441	(1,891)	9,023	(492)
Income taxes	(9,872)	(11,354)	(27,428)	(43,957)
Total other expenses	(54,314)	(71,283)	(216,946)	(304,447)

Net income/(loss)	2,973	(154,456)	(47,286)	(288,593)

Net income/(loss) attributable to Non controlling interests	(9,193)	24,608	(22,842)	41,815

Net loss attributable to Dryships Inc.	$(6,220)	$(129,848)	$(70,128)	$(246,778)

Loss per common share, basic and diluted	$(0.02)	$(0.34)	$(0.21)	$(0.65)
Weighted average number of shares, basic and diluted	375,495,260	380,179,472	355,144,764	380,159,088

Dryships Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2011	December 31, 2012

ASSETS

Cash and restricted cash (current and non-current)	$656,709	$720,458
Other current assets	246,169	338,446
Advances for vessels and rigs under construction and acquisitions	1,027,889	1,201,807
Vessels, net	1,956,270	2,059,570
Drilling rigs, drillships, machinery and equipment, net	4,587,916	4,446,730
Other non-current assets	146,736	111,480
Total assets	8,621,689	8,878,491

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	4,241,835	4,386,715
Total other liabilities	441,192	623,757
Total stockholders’ equity	3,938,662	3,868,019
Total liabilities and stockholders’ equity	$8,621,689	$8,878,491

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel impairments, dry-dockings and class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended December 31, 2011	Three Months Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2012

Net loss	$ (6,220)	(129,848)	(70,128)	$ (246,778)

Add: Net interest expense	48,181	53,456	129,598	205,925
Add: Depreciation and amortization	82,280	84,843	274,281	335,458
Add: Impairment losses and other	32,584	41,339	144,688	41,339
Add: Dry-dockings and class survey costs	4,643	43,745	26,135	66,506
Add: Income taxes	9,872	11,354	27,428	43,957
Add: Gain/(loss) on interest rate swaps	(2,298)	4,582	68,943	54,073
Adjusted EBITDA	$ 169,042	109,471	600,945	$ 500,480

Conference Call and Webcast: March 7, 2013

As announced, the Company’s management team will host a conference call, on Thursday, March 7, 2013 at 9:00 a.m. Eastern Standard Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until March 14, 2013. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 10 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 8 ultra deepwater drillships, 3 of which remain to be delivered to Ocean Rig during 2013 and 1 is scheduled for delivery during 2015.  DryShips owns a fleet of 46 drybulk carriers (including newbuildings), comprising 12 Capesize, 28 Panamax, 2 Supramax and 4 newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of approximately 5.1 million tons, and 10 tankers, comprising 4 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com